SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 7)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMCLONE SYSTEMS INCORPORATED
(Name of Subject Company (Issuer))

ALASKA ACQUISITION CORPORATION
ELI LILLY AND COMPANY
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share, and	45245W109
Associated Preferred Stock Purchase Rights
(Titles of classes of securities)	(CUSIP number of class of securities)
Robert A. Armitage, Esq.
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
M. Adel Aslani-Far, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Tel: (212) 906-1770

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$6,620,562,970	$260,189

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 94,579,471 shares of common stock, par value $0.001 per share, of ImClone, and the associated preferred stock purchase rights, at a purchase price of $70.00 per share. Such number of shares consists of (i) 88,612,596 shares of common stock issued and outstanding as of September 30, 2008, and (ii) 5,966,875 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units with respect to ImClone shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260,189	Filing Parties: Eli Lilly and Company and Alaska Acquisition Corporation

Form or Registration No. SC-TO-T	Date Filed: October 14, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission on October 14, 2008, by Alaska Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (collectively, the “Shares”), of ImClone Systems Incorporated, a Delaware corporation (“ImClone”), at a purchase price of $70.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2008, and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.
Item 11. Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented by including the following:
     “The Offer expired at 12:00 midnight, New York City time, on Thursday, November 20, 2008. Based on information provided by the Depositary, as of the Expiration Date, approximately 85,401,945 Shares (including 5,175,275 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, representing approximately 95.5 percent of ImClone’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.
     Lilly intends to complete the acquisition of ImClone through a short-form merger on or about Monday, November 24, 2008, in which all outstanding Shares not purchased by the Purchaser in the Offer will be converted into the right to receive $70.00 net per Share in cash.
     On November 21, 2008, Lilly and ImClone issued a joint press release announcing the completion of the Offer. A copy of the press release is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.”
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:
     “(a)(1)(J)     Joint Press Release issued by Lilly and ImClone on November 21, 2008.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALASKA ACQUISITION CORPORATION
By:	/s/ Gino Santini
	Name:	Gino Santini
	Title:	President

ELI LILLY AND COMPANY
By:	/s/ Gino Santini
	Name:	Gino Santini
	Title:	Senior Vice President, Corporate Strategy and Business Development

     Date: November 21, 2008

INDEX TO EXHIBITS

(a)(1)(J)	Joint Press Release issued by Lilly and ImClone on November 21, 2008.